Exhibit 99.1

Syneron™
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CANDELA®
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CONFIDENTIAL

CREATING A LEADING GLOBAL
AESTHETIC DEVICE COMPANY

September 2009

SAFE HARBOR FOR FORWARD-LOOKING
STATEMENTS

Statements in this document regarding the proposed transaction between Candela Corporation and Syneron Medical Ltd., including, without limitation, the expected timetable for completing the transaction, statements related to the anticipated consummation of the proposed combination of Candela Corporation and Syneron Medical Ltd., the benefits of the proposed combination, the future financial performance of Syneron Medical Ltd. after the proposed combination, and any other statements regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions)
should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of each of
Candela Corporation and Syneron Medical Ltd. to satisfy the closing conditions and consummate the transaction, including obtaining the approval of the transaction by Candela Corporation’s stockholders; the risk that the businesses may not be integrated successfully; the risk that the transaction may involve unexpected costs or unexpected liabilities; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the transaction make it more difficult to maintain relationships with customers, employees, or suppliers; and the other risks set forth in Candela Corporation and Syneron Medical Ltd.’s most recent Annual Report on Form 10-K and Form 20-F, respectively, as well as the other factors described in the filings that Candela Corporation and Syneron Medical Ltd. make with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Candela Corporation and Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Candela Corporation and/or Syneron Medical
Ltd. as of the date of this document.  Candela Corporation and Syneron Medical Ltd. anticipate that subsequent events and developments will cause their expectations and beliefs to change.  However, while Candela Corporation and Syneron Medical
Ltd. may elect to update these forward-looking statements publicly in the future, they specifically disclaims any obligation to do
so.  The forward-looking statements of Candela Corporation and/or Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions, including the Merger, that may be undertaken.  These forward-looking statements should not be relied upon as representing Candela Corporation or Syneron Medical Ltd.’s views as of any date after the date of this document.

SECURITIES AND EXCHANGE COMMISSION
REGULATION FD

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the combination of Syneron Medical Ltd. and Candela Corporation pursuant to an Agreement and Plan of
Merger (the “Merger”), Syneron Medical Ltd. will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Candela Corporation and a prospectus of Syneron Medical Ltd.
and other relevant materials in connection with the proposed transactions.  Candela Corporation will file the same proxy statement/prospectus with the SEC as well as mail it to Candela Corporation stockholders.  Candela Corporation and Syneron
Medical Ltd. urge investors and security holders to read the proxy statement/prospectus and the other relevant material when they become available because these materials will contain important information about Candela Corporation, Syneron Medical
Ltd. and the proposed transaction.  The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, free copies of the documents filed with the SEC by Candela Corporation will be available on the investor relations portion of Candela Corporation’s website at www.candelalaser.com.  Free copies of the documents filed with the SEC by
Syneron Medical Ltd. will be available on the investor relations portion of Syneron Medical Ltd.’s website at www.syneron.com.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE
OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT
DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

Candela Corporation, Syneron Acquisition Sub, Inc., Syneron Medical Ltd. and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Candela Corporation in connection with the Merger.  Information about those executive officers and directors of Candela Corporation and their ownership of Candela
Corporation common stock is set forth in Candela Corporation’s proxy statement, which was filed with the SEC on November 12,
2008 and is supplemented by other public filings made, and to be made, with the SEC.  Information about those executive officers and directors of Syneron Medical Ltd. is set forth in Syneron Medical Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on March 24, 2009 and is
supplemented by other public filings made, and to be made, with the SEC.  Investors and security holders may obtain additional information regarding the direct and indirect interests of Candela Corporation, Syneron Acquisition Sub, Inc., Syneron Medical
Ltd. and their respective executive officers and directors in the Merger by reading the proxy statement/prospectus and the other filings and documents referred to above.

TODAY’S PRESENTERS

Lou Scafuri                                                                      Chief Executive Officer of Syneron

Gerard Puorro                                                         Chief Executive Officer of Candela

Fabian Tenenbaum                                   Chief Financial Officer of Syneron

INVESTMENT HIGHLIGHTS

Combination of Syneron and Candela creates a leading global aesthetic device company

Comprehensive product portfolio

Syneron’s proprietary elôs (electrical-optical synergy) technology: RF + laser/light

Candela: Pioneer in laser and light-based technologies for nearly 40 years

Balanced mix between “core” and “non-core” physicians

Best worldwide distribution and support network

Sales in 86 countries

>60% of revenue from international markets

Direct sales reps and independent distributors

Direct operations 11 countries

Attractive financial profile

Approximately $186 million revenue proforma TTM

Strong balance sheet: $240 million in cash / no debt

Meaningful recurring revenue in future through service and consumables

TRANSACTION OVERVIEW

Candela shareholders will receive 0.2911 ordinary shares of Syneron for each share of Candela common stock

Syneron to issue 6.7 million shares

Represents $2.84 per share considerations—51% premium to prior close(1)

Total consideration of approximately $65 million(1)

Fixed Exchange ratio

Pro Forma Ownership

Syneron shareholders: 80%

Candela shareholders: 20%

Management / Board:

CEO Lou Scafuri and CFO Fabian Tenenbaum

Management comprised of executives from each organization

Candela CEO Gerard Puorro to join Syneron Board of Directors

Syneron and Candela brand names maintained

Expected to close by year-end 2009(2)

_____________

(1)   Based on 9/8/09 Syneron and Candela closing stock prices

_____________

(2)   Estimate based on necessary regulatory approvals

CAGR = 50% (1997-2008)
# of Procedures (millions)

Confidential

ATTRACTIVE MARKET OPPORTUNITY

While there is a short term decrease in
procedures from 2007 to 2008 (10%), there is
significant increase since 1997

Americans spent $11.8 billion in 2008 on
non-surgical procedures

Favorable demographics

Baby boomers still turning 50

70% of aesthetic procedures patients earn
>$50,000 annually

Deteriorating business model for physicians
under pressure from insurance

Safer and easier-to-use technology opens up
market to emerging medical specialties and
non-medical professionals (OUS)

100% private pay

Increasing public awareness and acceptance of non-invasive aesthetic procedures

_____________

Source: American Society for Aesthetic Plastic Surgery (ASAPS) 2008 Insight / Windover 2006, ASDS 2007 MedTech.

Non-Invasive Aesthetic Procedure Growth

1.1

6.4

9.3

9.6

8.6

0.0

2.0

4.0

6.0

8.0

10.0

1997

2003

2006

2007

2008

Application Size and Growth Areas

_____________

* Source: U.S. markets for laser, light, and energy devices 2009 Millennium Research

Top 5 fastest growing segments are Skin Tightening, Cellulite Reduction/Body
Shaping, Fractional Skin Resurfacing, Hair Removal and Tattoo Removal

Top 5 largest segments in 2008 were Hair Removal, Skin Rejuvenation,
Fractional Skin Resurfacing, Cellulite Reduction/Body Shaping, Vascular Lesion

Procedure Volume and Growth*

2008

2013

CAGR (08-13)

Hair Removal

5,040,000

9,365,000

13.0%

Skin Rejuvenation

1,924,000

2,889,000

8.5%

Fractional Skin Rejuvenation

1,716,000

3,567,000

15.8%

Skin Tightening

458,000

1,226,000

21.8%

Pigment Lesion Removal

550,000

892,000

10.2%

Vascular Lesion Removal

641,000

1,003,000

9.4%

Tattoo Removal

352,000

669,000

12.8%

Cellulite Reduction

836,000

1,784,000

19.5%

GentleYAG

elight™

VelaShape™

AlexTriVantage

GentleLASE

elaser™

ematrix™

GentleMax

emax™

QuadraLASE™

Perfecta

LipoLite™

Syneron™

CANDELA

Confidential

Best-In-Class Products

Application Landscape addressed with Best-In-Class
Product Portfolio

Body Treatments

Body Contouring

Cellulite Reduction

Laser-Assisted Lipolysis

Hair Removal

Leg Veins / Vascular

Tattoo / Pigment Removal

Facial Treatments

Fractional Skin Treatment

Ablative

Non-Ablative

Wrinkle Reduction

Skin Rejuvenation

Skin Tightening

Acne Treatment

New Products To Address Growth Markets

Breadth and depth of offerings

6 new innovative products across major growth markets for
body and facial applications

Well positioned for emerging demographic expansion across
age groups and skin types

Innovation…Efficacy…Best in Class…Comprehensive

Growth Opportunity: Skin Rejuvenation / Fractional
Rejuvenation

3.6 Million Procedures in the U.S. in 2008  (CAGR 08-13: 15.8%)

Faster growing than BOTOX

Cosmetic Procedures are up for people with ethnic skin – up 18% in
Hispanic population alone

Rapidly growing demand by Asian market

2 major innovations since introduction of Fractional product category:

Fractional Ablative – QuadraLASE

1 treatment approach

Very effective single treatment approach

Requires down time

Introducing ….Sublative Rejuvenation - EMatrix

EMATRIX: First RF Fractional

Sublative RejuvenationTM System

Innovative design and user interface

“Color Blind” – Significant opportunity for
ethnic skin

Low Epidermal Disruption with

High Dermal Remodeling - little to no
downtime

Multi-Treatment approach creates bundling
opportunity

Proprietary single use disposable tip

Liposuction still among top five surgical cosmetic
procedures in 2008:

ASAPS: 341,144 (ranked #2, down 25% from 2007)

ASPS: 245,138 (ranked #3, down 19% from 2007)

AACS: 112,541 (ranked #1, up 64% from 2007)

Trend towards non-invasive and minimally invasive
procedures

Cellulite Reduction procedure CAGR 08-13 19.5%*

Growth Opportunity: Cellulite Reduction/Body Shaping

_____________

* Source: us markets for laser, light, and energy devices 2009 Millennium Research

Advanced Body Contouring Product Portfolio

VelaShape – Clear leader in non-invasive body
shaping

Over 3 Million procedures performed to date

Installed base of  6500 units worldwide

FDA Clearance for circumferential reduction

VelaShape consumer brand recognition

40,000 hits per month on VelaShape
website

Only manufacturer that produces viable options
for both laser-assisted lipolysis and non-invasive
body shaping

Physicians can use VelaShape to attract
patients then bundle with LipoLite to provide
combination treatment approach

New products feature single use disposables

In 2008 Hair Removal Procedures represented almost half of the entire non-invasive market

Procedure growth outlook continues to be very positive: CAGR 08-13
13%*

Efficacy, speed and ability to treat all skin types continue to be hallmark of hair removal requirements

Growth Opportunity: Hair Removal

_____________

* Source: U.S. markets for laser, light, and energy devices 2009 Millennium Research

43%

17%

15%

4%

5%

6%

3%

7%

Hair Removal

Skin Rejuvination

Fractional Skin Rejuvination

Skin Tightening

Pigment Lesion Removal

Vascular Lesion Removal

Tattoo Removal

Cellulite Reduction

GentleMax

CANDELA

Syneron™

CANDELA

Confidential

Best in Class Product Portfolio – Gentle Family of Lasers

Integrated treatment workstation

Multi-laser capability

Treats all skin types

Treatment versatility

Best in class hair removal to skin tightening
to pigmented lesions to vascular

Unmatched results

No compromises in technology, speed or
efficacy

Smart User Interface and Guided Mode

Ease of use

Multiple cooling options for patient
comfort

Proprietary Dynamic Cooling Device

CoolClip for air cooling solutions

Tattoos rapidly gaining in popularity

24% of U.S. population has 1 or more tattoos1

At least 10% of the Western World population2

Incidence to grow to 40% in the next few years1

Estimates of as high as 17% to 20% regret factor1

Strong growth in Tattoo Removal procedure
volume: CAGR 08-13 12.8%3

35% of Tattoo removal consumers seek an
additional service from the provider4

Growth Opportunity: Tattoo Removal

1 Northwestern University Study, JAAD, June 2006

2 Recurring mistakes in tattoo removal, Dermatology, DOI: 10.1159/000182252

3 Millennium Research 2009

4Health Advances survey and analysis 2009

Courtesy: Christine C. Dierickx, MD

Skin and Laser Center, Antwerp, Belgium

Alex TriVantage – The First “Laser Pumped Laser”
for Multi- Color Tattoo and Pigment Removal

The complete pigmented lesion and tattoo
removal solution

Innovation: Laser Pumped Laser – 3
wavelengths in single device

Complements & enhances other skin
rejuvenation tools

Enables multiple revenue streams for the
provider

“Powerful performance with a gentle touch”

GLOBAL DISTRIBUTION FOOTPRINT

Candela

Syneron

Combined

+

=

54%

69%

43%

48%

60%

46%

31%

57%

52%

40%

2007

2009

2007

1H 2009

Pro Forma

International

North America

Fiscal Year June

Fiscal Year December

BALANCED PENETRATION OF KEY CUSTOMER
SEGMENTS

_____________

Source: Addressable market  based on management assessment

* US market data only

*

*

*

*

*

*

Segment

#Worldwide

Combined

Medical

P

rofessionals

“Core” (Dermatologists

and plastic surgeons)

50,000

20%

–

25%

58%

55%

“Non-

Core” (GPs, Ob

Gyn, Internists, Medi

Spas

 Chains)

400,000

75%

–

80%

32%

45%

Premium Aestheticians /

Non-Med Spa Chains

500,000

Total Global

Addressable Market

~1,000,000

WELL POSITIONED FOR GROWTH

6 major platform launches in last 18 months in growth segments

Body shaping product line extensions

Sublative Rejuvenation™

Fractional ablative resurfacing

Multi-color tattoo removal

Hair removal line extensions

Cross-selling opportunities where appropriate

Syneron products through Candela

Candela products though Syneron “non-core” physician market distribution

Candela and Syneron brands maintained

New Markets / Applications

Home use (Proctor & Gamble strategic partnership)

Other aesthetic initiatives - Skin Whitening

Dental – Teeth Whitening

FINANCIAL STRENGTH

$240 million cash, no debt

Recent dramatic operating expense reductions given macroeconomic conditions

Recurring revenue from service and consumables

Profitable business and accretive transaction post-integration as environment normalizes

Leadership*
(Ranked by TTM Revenue)

Revenue ($MM)

1.  Syneron / Candela

$186

2.  Solta

107

3.  Cynosure

99

4.  Palomar

71

5.  Cutera

63

6 . Iridex

45

*Based on US publicly traded companies only;  For example, there are no privately held companies, home use companies,  dental companies, aesthetic topicals/ cosmeceuticals companies, foreign-exchange listed companies, etc.

SUMMARY

A Leading global aesthetic device company

Most comprehensive product portfolio

Best worldwide distribution network with sales in 86 countries

Well established brand names

Reputation for quality, efficacy and unparalleled customer support

Rich product pipeline in fastest growing market segments

Balanced revenue mix

“Core” (55%) vs. “Non-Core” (45%) physicians

International (60%) vs. North America (40%)

Attractive financial profile

Approximately $186 million revenue proforma TTM

Strong balance sheet: $240 million in cash / no debt

Meaningful recurring revenue in future through service and consumables

Syneron / Candela merger to be completed by year-end 2009